SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at May 19, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 19, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

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UPDATE ON CONTINENTAL-GREAT CHINA MINING TRANSACTION

May 19, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce an update and further details with respect to Continental's proposed merger with Great China Mining (described in a joint news release on April 13, 2006), whereby the companies will be merged to unify 100% ownership of the Xietongmen copper-gold property into Continental as the surviving corporation. The Xietongmen property, located in Tibet, China, is operated by Continental under a 60% earn-in right and is known to host a large copper-gold mineral resource.

Under the merger, Continental will issue approximately 36 million of its common shares for 100% of Great China Mining plus 250,446 Continental options at an exercise price of CDN$1.02 to $1.23 with expiry dates from August 2, 2006 to December 2, 2008 to replace Great China Mining options. Certain of the merger shares and options will be subject to resale restrictions as required by Canadian and US regulatory policies as well as by agreement with certain Great China Mining shareholders.

The agreement includes the acquisition of interests in three other properties, totalling 109 square kilometers, lying within an area of interest around the Xietongmen property. Acquisition of these properties from Guangmin Zhu, Xiaofei Qi and others, parties related to Great China Mining, involves payment of 1,500,000 units of Continental, with each unit consisting of one Continental common share and one warrant exercisable at $1.50 per share for two years from merger completion. As further consideration for the interests in these properties, Continental shall pay US$3,250,000 cash, payable as to US$1,250,000 on completion of the merger and the balance in four annual installments of US$500,000 to property holders not including Great China Mining.

Pursuant to the terms of the Merger Agreement, Continental will increase its board of directors to 11 and appoint to it three Great China Mining nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of Great China Mining. As a result, Continental will issue 700,000 $1.61 options expiring February 28, 2011. Continental has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay a bonus of 2,500,000 units of Continental (share plus one- year $1.59 warrant) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than March 31, 2010.

Continental and Great China Mining are currently in the process of finalizing a definitive merger agreement. Completion of the share exchange to effect the merger, as well as the above the related transactions, are anticipated to occur in the third quarter; however, these currently remain subject to a number of conditions, including execution of definitive documentation as well as Great China Mining shareholders' approval and regulatory approvals.

Gerald Panneton President & CEO Continental Minerals Corporation	Anthony Garson President and CEO Great China Mining Inc.

For further information:
Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.